EXHIBIT 99.2

V.K. SHARMA & CO.
Company Secretaries

422, Ocean Plaza, Sector-18, Voida – 201 301
Tel.: 4221470, Mobile: 9818816592
E-mail: vks_cosecy@yahoo.com

COMPLIANCE CERTIFICATE IN TERMS OF CLAUSE 47 OF THE LISTING AGREEMENT

We have examined the relevant books and records of M/s. MAHANAGAR TELEPHONE NIGAM LIMITED produced before us at the office of their Share Transfer Agents M/s. Beetal Financial & Computer Services (P) Ltd., for the purpose of issuing the certificate under clause 47 of the Listing Agreement with the Stock Exchanges.

Based on our such examination and explanations furnished to us, which to the best of our knowledge and belief were necessary for the purpose of our certification, we hereby certify that in our opinion and to the best of our information and belief the company has in relation to the half year ended 31st March, 2010 delivered all the certificates within the period stipulated in the Listing Agreement from the date of lodgement for transfer.

There were no cases of subdivision, consolidation, renewal or exchange during the period under review.

Place: Noida Date: April 15, 2010

(SUCCESS IS WHERE PREPARATION MEETS OPPORTUNITY)